  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 26, 2021

Eldorado Gold Provides Conference Call Details for
2020 Year-End and Fourth Quarter Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or the “Company”) confirms it will release its 2020 Year-End and Fourth Quarter Financial and Operational Results after the market closes on Thursday, February 25, 2021. The Company will host a conference call on Friday, February 26, 2021 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at: www.eldoradogold.com or
http://services.choruscall.ca/links/eldoradogold20210226.html

Conference Call Details	Replay (available until April 2, 2021)
Date: February 26, 2021	Vancouver: +1 604 638 9010
Time: 11:30am ET / 8:30am PT	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 5918
Toll free: 1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.363.8166 louise.burgess@eldoradogold.com